DEBENHAMS

ONE WELBECK STREET
LONDON W1G 0AA
TELEPHONE 020 7408 4444
www.debenhams.com


03029024

File No: 82.4747


RECEIVED
JUL 31 2003
188
SECTION
WASH. D.C.

24 July 2003

SUPPL

Securities & Exchange Commission
450 5th Street N.W
Judiciary Plaza
Washington D.C. 20549
USA

Dear Sirs

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act 1934 ("The Act"), I enclose an announcement that was filed with the London Stock Exchange on 22 July 2003.

The enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act.

Yours faithfully

Sarah Carne
Manager – Secretariat Services

PROCESSED
AUG 12 2003
THOMSON
FINANCIAL

Attached: Debenhams plc – Trading Statement July 2003.

dlw 8/5

Full Text Announcement



Company	Debenhams PLC
TIDM	DEB
Headline	Trading Statement
Released	07:00 22 Jul 2003
Number	a200307210

BW20030721002072 20030722T060011Z UTC

(BW)(DEBENHAMS)(DEB) Trading Statement

Business Editors
UK REGULATORY NEWS

LONDON--(BUSINESS WIRE)--July 22, 2003--

Debenhams plc ('Debenhams' or 'Company') Trading statement

For the 20 weeks to Saturday 19 July 2003, total sales were up 7.8% with like for like sales up 3.8% and the gross margin up 0.6%. Like for like sales over the last 10 weeks, including the first 2 weeks of the Summer Sale, have been up approximately 5%.

Belinda Earl, Chief Executive of Debenhams plc, commented:

'Debenhams continues to trade well and in line with our expectations. We are benefiting from the ongoing investment in our stores and the brand. Our womenswear business is on an improving trend with young fashion brands showing strong sales growth.'

The Company announced on 29 June 2003 that it had received an approach from a further party. The Company can confirm that this approach was made by CVC Capital Partners and Texas Pacific Group ('CVC/TPG'). Discussions are continuing with both CVC/TPG and Permira Advisers Limited.

For further information:

Joanna Lane-Jones Debenhams plc 0207 408 3459

Kirstie Hamilton Tulchan Communications 0207 353 4200

Short Name: Debenhams PLC
Category Code: TST
Sequence Number: 00007363
Time of Receipt (offset from UTC): 20030721T182517+0100

--30--MH/uk*

CONTACT: Debenhams

KEYWORD: UNITED KINGDOM INTERNATIONAL EUROPE
INDUSTRY KEYWORD: RETAIL
SOURCE: Debenhams PLC